James K. Gude, MD

Santa Rosa, CA

EDUCATION

Graduated from Yale University Medical School
Residency - Stanford University

EXPERIENCE

Corporate Secretary
MedWave Software Solutions, Inc.
2012 to present

Responsible for the efficient administration of the Company. Ensures compliance with statutory and regulatory requirements. Ensures corporate governance framework for the Company is properly designed and maintained and all Board of Directors decisions are implemented.

OffSiteCare
Founder and Medical Director
2007 to present

Leads OffSiteCare Intensivist and Hospitalist Teams that provide consultations via telemedicine. Responsible for selecting the specialists that make up the outstanding team of OffSiteCare physicians. Provide the guidance and vision that has made OffSiteCare a national leader in changing and improving the ways to extend healthcare to rural areas.

CREDENTIALS

35-year tenure-ICU Director/Director of Critical Care -Sutter Medical Center, Santa Rosa, CA

Clinical Professor of Medicine at University of California, San Francisco

Faculty member of Family Medicine Residency Program-Sutter Medical Center, Santa Rosa, CA